12013461

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33854

SEC Mail Processing Section RECEIVED FEB 29 2012 WASH, DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GWFS Equities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Second Floor – 8525 East Orchard Road
(No. and Street)

Greenwood Village	Colorado	80111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Voss (303) 737-3907
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Suite 3600 – 555 Seventeenth Street	Denver	Colorado	80302-3942
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mary C. Maiers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GWFS Equities, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer

Title

Notary Public

KARA P KERR
NOTARY PUBLIC, STATE OF COLORADO
My Comm. Expires 10/03/2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GWFS Equities, Inc.
(a wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)

(SEC I.D. No. 8-33854)
Financial Statements and Supplemental Schedules as of and for the Year Ended December 31, 2011 and Independent Auditors' Report and Supplemental Report on Internal Control
Filed Pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
Suite 3600
555 Seventeenth Street
Denver, CO 80202-3942
USA

Tel: +1 303 292 5400
Fax: +1 303 312 4000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
GWFS Equities, Inc.
Greenwood Village, Colorado

We have audited the accompanying statement of financial condition of GWFS Equities, Inc. (the "Company"), a wholly-owned subsidiary of Great-West Life & Annuity Insurance Company, as of December 31, 2011, and the related statements of operations, cash flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of GWFS Equities, Inc. at December 31, 2011, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules g, h and i listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management and were derived from and relate directly to the underlying accounting and other records used to prepare the financial statements. Such schedules have been subjected to the auditing procedures applied in our audit of the financial statements and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedules are fairly stated in all material respects in relation to the financial statements taken as a whole.

Deloitte + Touche LLP

February 28, 2012

GWFS Equities, Inc.
(A wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)
Statement of Financial Condition
December 31, 2011

		2011
Assets		
Cash	$	577,449
Short-term investments, available-for-sale (cost $15,385,799)		15,385,799
Administration fees receivable		37,466,610
Other assets		20,000
Total assets	$	53,449,858
Liabilities and stockholder's equity		
Liabilities:		
Accounts payable and accrued expenses	$	60,299
Line of credit - affiliates		12,000,000
Due to affiliates		27,703,609
Total liabilities		39,763,908
Stockholder's equity:		
Common stock, no par value; 10,000 shares authorized; 4,000 shares issued and outstanding		2,200,000
Additional paid-in capital		11,262,603
Retained earnings		223,347
Total stockholder's equity		13,685,950
Total liabilities and stockholder's equity	$	53,449,858

See notes to financial statements.

GWFS Equities, Inc.
(A wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)
Statement of Operations
Year Ended December 31, 2011

		2011
Revenues:		
Administration fees	$	227,026,569
Investment income		7,973
Total revenues		227,034,542
Expenses:		
Services level agreement expenses		227,026,569
General and administrative expense		145,576
Total expenses		227,172,145
Loss before income taxes		(137,603)
Income tax expense		-
Net loss	$	(137,603)

See notes to financial statements.

GWFS Equities, Inc.
(A wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2011

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balances, January 1, 2011	4,000	$ 2,200,000	$ 3,375,000	$ 360,950	$ 5,935,950
Net loss				(137,603)	(137,603)
Capital contribution			7,887,603		7,887,603
Balances, December 31, 2011	4,000	$ 2,200,000	$ 11,262,603	$ 223,347	$ 13,685,950

See notes to financial statements.

GWFS Equities, Inc.
(A wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)

Statement of Cash Flows
Year Ended December 31, 2011

		2011
Cash flows from operating activities:		
Net loss	$	(137,603)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Changes in operating assets and liabilities:		
Due to affiliates		6,292,096
Administration fees receivable		(1,592,990)
Accounts payable and accrued expenses		(3,841,783)
Net cash provided by operating activities		719,720
Cash flows used in investing activities:		
Net change in short-term investments		(7,757,973)
Net cash used in investing activities		(7,757,973)
Cash flows from financing activities:		
Payment of line of credit - affiliate		(17,000,000)
Proceeds of line of credit - affiliate		12,000,000
Capital contribution		7,887,603
Net cash provided by financing activities		2,887,603
Net decrease in cash		(4,150,650)
Cash - beginning of year (As restated, see Note 1)		4,728,099
Cash - end of year	$	577,449
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$	75,683

See notes to financial statements.

1. **Organization and Significant Accounting Policies**

Organization – GWFS Equities, Inc. (the "Company" or "GWFS") is a wholly-owned subsidiary of Great-West Life & Annuity Insurance Company ("GWL&A"). GWL&A is a direct wholly-owned subsidiary of GWL&A Financial, Inc. ("GWL&A Financial"), a holding company formed in 1998. GWL&A Financial is a direct wholly-owned subsidiary of Great-West Lifeco U.S. Inc. ("Lifeco U.S.") and an indirect wholly-owned subsidiary of Great-West Lifeco Inc. ("Lifeco").

The Company acts as a non-clearing broker/dealer and is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

Restatement of prior year cash balance – The Company's December 31, 2010, cash balance, presented as "Cash – beginning of year" in the Statement of Cash Flows, has been restated to reflect an understatement of this balance by an amount of $3,820,267. A corresponding understatement occurred in the Company's accounts payable and accrued expenses.

Use of estimates - The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). These accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates are required to account for items and matters such as, but not limited to, the valuation of investments in the absence of quoted market values. Actual results could differ from those estimates. However, in the opinion of management, these financial statements include normal recurring adjustments necessary for the fair presentation of the Company's financial position and the results of its operations.

Summary of significant accounting policies

Cash - Cash includes only amounts in demand deposit accounts.

Short-term investments - Short-term investments include securities purchased with initial maturities of one year or less and are generally carried at amortized cost, which approximates fair value. The Company classifies its short-term investments as available-for-sale.

Administration fees receivable – Administration fees receivable include earned mutual fund service fees and fees for other asset-based financial services that were provided to individual and institutional clients.

Fair value - Certain assets are recorded at fair value on the Company's balance sheet. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company categorizes its assets measured at fair value into a three-level hierarchy, based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The Company's assets recorded at fair value have been categorized based upon the following fair value hierarchy:

- Level 1 inputs utilize observable, quoted prices (unadjusted) in active markets for identical assets that the Company has the ability to access. Financial assets utilizing Level 1 inputs include short-term money market investments.

- Level 2 inputs utilize other than quoted prices included in Level 1 that are observable for the asset, either directly or indirectly. Level 2 inputs include quoted prices for similar assets in active markets, and inputs other than quoted prices that are observable for the asset, such as interest rates and yield curves that are observable at commonly quoted intervals.

- Level 3 inputs are unobservable and include situations where there is little, if any, market activity for the asset.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. All transfers between levels are recognized at the beginning of the reporting period in which the transfer occurred.

Administration fees – Administration fees include mutual fund service fees and fees for other asset-based financial services provided to individual and institutional clients. The Company earns mutual fund services fees for shareholder and administration services provided to funds. These fees are based upon the daily balances of client assets invested in the funds or participant counts. Administration fees may vary with changes in the balances of client assets due to market fluctuations or client activity.

Due to affiliates - Due to affiliates represent non-interest bearing amounts which are limited to proceeds of fees collected and due upon receipt of such fees.

Income taxes - The Company is included in a consolidated income tax return filed by Lifeco U.S. Income taxes are recorded using an asset and liability approach that, among other provisions, requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences in amounts that have been recognized in the Company's financial statements and tax returns. In estimating future tax consequences, all expected future events (other than the enactments or changes in the tax laws or rules) are considered. A valuation allowance is provided to the extent that it is more likely than not that deferred tax assets will not be realized. The effect on deferred taxes from a change in tax rates is recognized in income in the period that includes the enactment date.

Due to the service level and administrative service agreements with its affiliated entities, the Company will have taxable losses in all future periods until such time that those agreements are amended. Management believes that it is more likely than not that the benefit from federal net operating loss ("NOL") carryforwards will not be realized. In recognition of this risk, we have provided a valuation allowance of $48,161 on the deferred tax assets relating to these NOL carryforwards. If our assumptions change and we determine we will be able to realize these NOLs, the tax benefits relating to any reversal of the valuation allowance will be recognized as a reduction of income tax expense.

2. Application of Recent Accounting Pronouncements

Recently adopted accounting pronouncements

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2010-06 *"Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements"* ("ASU No. 2010-06"). ASU No. 2010-06 provides for disclosure of significant transfers in and out of the fair value hierarchy Levels 1 and 2, and the

reasons for these transfers. In addition, ASU No. 2010-06 provides for separate disclosure about purchases, sales, issuances and settlements in the Level 3 hierarchy roll forward activity. ASU No. 2010-06 is effective for interim and annual periods beginning after December 31, 2009 except for the provisions relating to purchases, sales, issuances and settlements of Level 3 investments, which are effective for fiscal years beginning after December 15, 2010. The Company adopted the disclosure provisions of ASU 2010-06 for its fiscal year beginning January 1, 2010 and adopted the Level 3 purchases, sales, issuances and settlements provisions for its fiscal year beginning January 1, 2011. The adoption of ASU No. 2010-06 did not have an impact on the Company's financial position or the results of its operations.

3. Fair Value Measurements

The following table summarizes the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2011:

	December 31, 2011	
	Carrying Amount	Estimated Fair Value
Assets:		
Short-term investments, available-for-sale	$ 15,385,799	$ 15,385,799

Short-term investments

The amortized cost of short-term investments is a reasonable estimate of fair value due to their short-term nature. Short-term investments are primarily comprised of money market fund investments of $26,670 and an international bond of $15,359,129 issued by the International Bank which matures on March 9, 2012.

Fair value hierarchy

The following table presents the Company's financial assets carried at fair value on a recurring basis by fair value hierarchy category as of December 31, 2011:

	Assets measured at fair value on a recurring basis December 31, 2011			
Assets	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Short-term investments, available-for-sale	$ 26,670	$ 15,359,129	$ -	$ 15,385,799

4. Related Party Transactions

Service level agreement expenses represent fees paid to certain affiliates for developing, negotiating, and completing contracts. In addition, the Company has an administrative services agreement with GWL&A whereby GWL&A assumes responsibility for payment of general and administrative expenses and interest expense incurred by the Company. During 2011, GWL&A assumed responsibility for the payment of $61,920 of general and administrative expense and $75,683 of interest expense on behalf of the Company in accordance with the administrative service agreement. Additionally, in accordance with the administrative services agreement, GWL&A incurred $7.9 million in general expenses on behalf of the Company, primarily salaries and benefits, investment expenses, and legal fees. Accordingly, the accompanying financial

statements are not necessarily indicative of the conditions that would exist or the results of operations that would prevail if the Company were operated as an unaffiliated entity.

The Company provided shareholder services to Maxim Funds, an affiliated entity. The Company earned revenues of $1,361,829 from Maxim Funds for the year ended December 31, 2011.

On December 27, 2010, the Company and FASCore, LLC ("FASCore"), a subsidiary of GWL&A, entered into a credit agreement whereby FASCore agreed to advance the Company an amount up to $35,000,000. The interest rate for this agreement is Bank of New York Mellon's Prime Rate plus 2%, which was 5.25% at December 31, 2011, and the maturity date is December 31, 2013. At December 31, 2011, the amount outstanding related to this agreement was $12,000,000. The outstanding line of credit and accrued interest was paid off by February 3, 2012. The average daily balance of the letter of credit during the year ended December 31, 2011 was $1,394,434, as the Company had an outstanding amount of $17,000,000 from the period of December 31, 2010 to January 25, 2011 and an amount of $8,566,938 from the period of January 26, 2011 to February 2, 2011.

5. Federal Income Taxes

The following table presents a reconciliation between the statutory federal income tax rate and the Company's effective federal income tax rate for the year ended December 31, 2011:

Statutory federal income tax rate	35.0%
Income tax effect of:	
Valuation Allowance	(35.0%)
Effective federal income tax rate	0.0%

Deferred income taxes represent the tax effect of the differences between the book and tax bases of assets and liabilities. The income tax effect of temporary differences, which give rise to the deferred tax assets and liabilities as of December 31, 2011 are as follows:

	Deferred tax asset	Deferred tax liability
Net operating loss carryfoward	$ 48,162	$ -
Less: valuation allowance	(48,162)	-
Total net deferred taxes	$ -	$ -

The Company files income tax returns in the U.S. federal jurisdiction and various states. With few exceptions, the Company is no longer subject to U.S. federal income tax examinations by tax authorities for years 2007 and prior. Tax years 2008, 2009 and 2010 are open to federal examination by the I.R.S. The Company does not expect significant increases or decreases to unrecognized tax benefits relating to federal, state or local audits.

6. Major Customer

The Company has one major customer that accounted for 28% of its total revenues for the year ended December 31, 2011.

7. **Regulatory Requirements**

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. The rule requires minimum net capital of 6-2/3% of aggregate indebtedness, or $25,000, whichever is greater, and the rule prohibits withdrawal of equity or the payment of dividends if aggregate indebtedness exceeds net capital less greater of 10% of total aggregate indebtedness or 120% of minimum dollar net capital requirement. At December 31, 2011, the Company had net capital of $12,141,470 which was $9,490,541 in excess of its required net capital of $2,650,929. Aggregate indebtedness at December 31, 2011 was $39,763,908 and the ratio of aggregate indebtedness to net capital was 3.28 to 1.

8. **Subsequent Events**

Management has evaluated subsequent events for potential recognition or disclosure in the Company's financial statements through February 28, 2012, the date on which the Company's financial statements were issued. No subsequent events have occurred requiring its recognition or disclosure in the Company's financial statements.

GWFS Equities, Inc.
(A wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934
December 31, 2011

Net Capital		
Total stockholder's equity	$	13,685,950
Deduct stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		13,685,950
Deduct non-allowable assets--administration fees receivable		1,095,737
Net capital before haircuts on securities positions (Tentative net capital)		12,590,213
Deduct haircuts on securities		(448,743)
Net capital	$	12,141,470
Total aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable and accrued expenses	$	60,299
Line of Credit - affiliates		12,000,000
Due to affiliates		27,703,609
Total aggregate indebtedness	$	39,763,908
Minimum net capital required (Greater of 6 2/3% of aggregate indebtedness or $25,000)	$	2,650,929
Excess net capital	$	9,490,541
Ratio of aggregate indebtedness to net capital		3.28:1

There were no differences between the computation of net capital above as compared to amounts reported by GWFS Equities, Inc. in its unaudited Form X-17a-5 Part IIA as of December 31, 2011, filed with the Financial Industry Regulatory Authority, Inc. on February 28, 2012, as amended.

GWFS EQUITIES, INC.

(A wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)
Computation of Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
As of December 31, 2011

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

GWFS EQUITIES, INC.

(A wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)
Information Relating to the Possession or Control for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
As of December 31, 2011

The Company is exempt from the possession or control requirements of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

Deloitte.

Deloitte & Touche LLP
Suite 3600
555 Seventeenth Street
Denver, CO 80202-3942
USA

Tel: +1 303 292 5400
Fax: +1 303 312 4000
www.deloitte.com

February 28, 2012

GWFS Equities, Inc.
Greenwood Village, Colorado

In planning and performing our audit of the financial statements of GWFS Equities, Inc. (the "Company") as of and for the year ended December 31, 2011 (on which we issued our report dated February 28, 2012 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP